Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIAIRES OF BLAIZE HOLDINGS, INC.

As of December 31, 2024, Blaize Holdings, Inc. had the following subsidiaries:

Subsidiary	Jurisdiction
Blaize, Inc.	Delaware, U.S.
Blaize New Computing Technologies India Private Limited	India
Blaize Technologies Philippines, Inc.	Philippines
Blaize U.K. LTD	England, U.K.